Mail Stop -4561

March 4, 2009

David J. Kaye
Senior Vice President and Chief Financial Officer
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

Re: Boston Private Financial Holdings, Inc.
    Form 10-K for December 31, 2007
    File Number 0-17089

Dear Mr. Kaye:

    We have reviewed your response letter dated February 13, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Loan Losses, page 45

1.   We note your response to comment one of our letter dated February 6, 2009. In your response you indicate that in January 2008 the company determined that First Private management had failed to follow established procedures with respect to appraisal practices resulting in an inadequate allowance for loan loss initially being established as of December 31, 2007. You describe the mitigating procedures performed and additions to the allowance for loan losses as of December 31, 2007. Please describe for us how the company evaluated whether First Private's management followed established procedures during periods prior to the quarter ended December 31, 2007, and if not, your assessment of the potential impact on the bank's and company's allowance for loan losses. Provide us with your analysis of the bank's portfolio, non-performing loans, and the allowance for loan loss as of December 31, 2006.

2.   We note your response to comment two of our letter dated February 6, 2009. In your response you indicate that prior to the December 2006 issuance of the interagency revised Policy Statement on the Allowance for Loan Loss (the "Policy Statement") your banks generally used industry benchmark factors by loan type to support the general allowance. You state that as a result of the new Policy Statement the banks changed their methodology to start with FDIC historical loss rate by loan type adjusted for qualitative factors. The qualitative factors to consider for adjusting loss factors to apply to groups of loans as listed in your response are clearly outlined on pages 17 and 18 in the July 2001 interagency Policy Statement on the Allowance for Loan and Lease Losses. Please tell us and in future filings disclose why you did not consider these qualitative factors in determining loss rates prior to the issuance of the revised Policy Statement. Clearly describe how these qualitative and environmental factors were previously incorporated into your allowance for loan losses methodology so that when the banks changed their methodology the impact on the allowance for loan losses was not significant.

3.   As a related matter, we note that your disclosure on page 45 of your December 31, 2007, Form 10-K that the unallocated component of your allowance for loan loss is based in part on management's judgment of the effect of current and forecasted economic conditions on the borrowers' abilities to repay. Considering forecasted economic conditions may suggest that you consider future events and conditions in determining your allowance for loan losses, which does not appear consistent with estimating probable losses incurred as of a financial reporting date consistent with GAAP. Please confirm to us and clearly disclose in future filings that management considers known relevant internal and external factors that affect loan collectibility as of the financial reporting date in estimating probable losses incurred as of the financial reporting date.

4.   We note your response to comment three of our letter dated February 6, 2009. In your response you indicate that the definition of fair value of OREO is the cash price that might reasonably be anticipated in a current sale (within 12 months), or should a current sale be unlikely, all cash flows generated by the property discounted to obtain the estimate of fair value. Please confirm to us and disclose in future filings that estimated costs to sell are also considered in determining the valuation allowance if these costs are expected to reduce the cash flows available to satisfy the loan.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions on accounting matters to Joyce Sweeney, Staff Accountant, at 202-551-3449, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698

Sincerely,

Mark Webb
Legal Branch Chief

By FAX to: David Roberts
Fax number: 617-523-1231